Exhibit 21.1

List of Subsidiaries

1. US Hemp Oil, LLC, a Nevada limited liability company.

2. CannaVest Laboratories, LLC, a Nevada limited liability company

3. Plus CBD, LLC, a Nevada limited liability company.

4. CANNAVEST Acquisition, LLC, a Delaware limited liability company.

5. CannaVest Europe, GmbH, a German limited liability company.